Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Increase to Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

TORONTO, April 14, 2014 – Bank of Montreal (TSX, NYSE: BMO) today announced that as a result of strong investor demand for its previously announced Basel III-compliant domestic public offering of $300 million of Non-Cumulative 5-year Rate Reset Class B Preferred Shares Series 27 (the “Preferred Shares Series 27”), the size of the offering has been increased to $500 million. As announced earlier today, the revised offering will be underwritten on a bought deal basis by a syndicate led by BMO Capital Markets.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019

Internet: www.bmo.com